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                            August 18, 2021

       Ozan Pamir
       Chief Financial Officer
       180 Life Sciences Corp.
       3000 El Camino Real, Bldg. 4, Suite 200
       Palo Alto, CA 94306

                                                        Re: 180 Life Sciences
Corp.
                                                            Post-Effective
Amendment No. 1 to Form S-1
                                                            Response dated
August 11, 2021
                                                            File No. 333-249539

       Dear Mr. Pamir:

                                                        We have reviewed your
response letter and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Response Letter filed August 2, 2021

       General

   1. We note your response to our prior comment to your Post-Effective Amendment No. 1 in which you state that
it is [y]our belief that the Conversion Shares that were issued to
                                                        Alpha pursuant to the
Settlement Agreement should be considered as part of the shares of
                                                        Common Stock that were
registered for resale by Alpha upon conversion of the Alpha
                                                        Notes (including
conversion of the remaining Note Balance) pursuant to the Original
                                                        Registration Statement,
and not as newly registered shares    and that the    shares
                                                        underlying the Warrant
will remain unregistered and not part of the Registration
                                                        Statement.    On this
basis, you propose removing from the Post-Effective Amendment the 150,000 shares of
Common Stock that Alpha Capital Anstalt ("Alpha") received in exchange for its notes
and the 25,000 shares of Common Stock it may purchase pursuant to the warrant it
received as a result of the settlement. We also note that, according to disclosure in your Form
8-K filed August 2, 2021, as part of your settlement agreement
 Ozan Pamir
180 Life Sciences Corp.
August 18, 2021
Page 2
      with Alpha,    [you] agreed to register all of the Conversion Shares and
prior shares
      converted under the Note and the shares issuable upon exercise of the Warrant, on a registration statement to be filed no later than August 2, 2021. Additionally, we note that section 4.2 of the Settlement Agreement, filed as exhibit 10.1 to the Form 8-K, states that
         The Company shall register the Registerable Shares under a resale registration statement to be filed with the Securities and Exchange Commission.

      While is appears that shares of common stock issuable upon the conversion
of Alpha   s
      promissory notes were registered on the Original Registration Statement, please explain why you believe these shares of common stock issuable upon the conversion
of Alpha   s
      promissory notes are the same as the shares of common stock that were exchanged for
      Alpha   s convertible promissory note pursuant to the settlement,
especially in light of your
      previously stated commitment to register all shares issued pursuant to the settlement agreement on a new registration statement as disclosed in your Form 8-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jessica Ansart at (202) 551-4511 or Laura Crotty at (202) 551-7614 with any questions.



                                                            Sincerely,
FirstName LastNameOzan Pamir
                                                            Division of
Corporation Finance
Comapany Name180 Life Sciences Corp.
                                                            Office of Life
Sciences
August 18, 2021 Page 2
cc:       Michael Campoli
FirstName LastName